THIS REPAYMENT AGREEMENT IS MADE IN MONTREAL EFFECTIVE AS AT OCTOBER 31, 2009.

BETWEEN: **ARTHUR G. RITCHIE**, domiciled and resident at 451 Strathcona Avenue, Westmount, Quebec H3Y 2X2;

(hereinafter referred to as the "Ritchie")

AND: **JERART FINANCIAL SERVICES LIMITED**, a corporation incorporated under the *Canada Business Corporation Act*, having its head office at 4998 De Maisonneuve West, Suite 1117, Westmount, Quebec H3Z 1N2;

(hereinafter referred to as the "Holdco")

AND: **SAND TECHNOLOGY INC.**, a corporation incorporated under the *Canada Business Corporation Act*, having its head office at 215 Redfern Avenue, Suite 410, Westmount, Quebec H3Z 3L5

(hereinafter referred to as the "Corporation")

WHEREAS Ritchie is owed an amount of one million four hundred sixty-six thousand six hundred and seventy-seven dollars ($1,466,677) (the "Amount") as at the date hereof;

WHEREAS the Corporation has agreed to repay the Amount on the terms and conditions set forth herein;

IN CONSIDERATION of the mutual agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree with one another as follows:

1. <u>REPAYMENT</u>

1.1 The Corporation acknowledges that it owes Ritchie an amount of one million four hundred sixty-six thousand six hundred and seventy-seven dollars ($1,466,677) as of the date hereof. The Amount will be paid in three (3) principal annual installments of four hundred eighty-eight thousand eight hundred and ninety-two dollars ($488,892) on January 1st of the next three (3) years commencing

January 1, 2011. All outstanding amounts shall bear interest at the rate of fifteen percent (15%) per annum until repaid. Interest shall be paid semi-annually in accordance with the following schedule:

January 1, 2010	$	36,667
June 30, 2010	$	110,001
January 1, 2011	$	110,001
June 30, 2011	$	73,334
January 1, 2012	$	73,334
June 30, 2012	$	36,667
January 1, 2013	$	36,667

The Amount may be prepaid at any time by the Corporation without penalty.

1.2 All amounts stated in this Agreement are expressed in Canadian dollars unless stated otherwise.

1.3 In the event of default to pay an amount when due and owing to Ritchie hereunder, in addition to all other rights and remedies that he may have, Ritchie shall have the right, exercisable by way of written notice to the Corporation, to convert all outstanding amounts owing to him hereunder into common shares of the Corporation based on the average closing price of such shares on the OTC Bulletin Board or on any other exchange, alternative trading system (ATS) or quotation or trade reporting system (QTRS) for the month immediately preceding the month in which such right is exercised. The outstanding balance shall be "grossed up" for purposes of the conversion by one hundred and ten percent (110%) if such right is exercised in the calendar year 2011, by one hundred and twenty percent (120%) if exercised in the calendar year 2012 and by one hundred and thirty percent (130%) if such right is exercised in the calendar year 2013.

1.4 In the event of default to pay an amount when due and owing hereunder, then as a penalty and depending on when the default is remedied, the outstanding balance shall be "grossed up" for purposes of the repayment in the same manner as for the conversion of such amount into common shares, namely by one hundred and ten percent (110%) if such default occurs in the calendar year 2011, by one hundred and twenty percent (120%) if such default occurs or continues in the calendar year 2012 and by one hundred and thirty percent (130%) if such default occurs or continues in the calendar year 2013. In the event of the "gross-up" of the outstanding balance pursuant to this Section 1.4, Ritchie shall not be entitled to an additional "gross-up" described in Section 1.3 above.

2. SECURITY

2.1 As security for the payment to Ritchie of the Amount, the interest thereon and the fulfilment of the obligations of the Corporation hereunder, the Corporation hereby hypothecates and grants a security interest to and in favour of Ritchie to the extent of $2,000,000 with interest thereon at the rate of fifteen percent per annum, both before and after maturity, demand, default and judgment, on the universality of the property of the Corporation, movable and immovable, personal and real, corporeal and incorporeal, tangible and intangible, present and future, of whatever nature and wherever situated and all renewals thereof, accretions thereto, replacements thereof, substitutions therefor as well as everything united thereto by accession (herein collectively referred to as the "Charged Property").

2.2 The Corporation will not grant a hypothec or other encumbrance on any of the Charged Property other than as described herein in favour of any other party ranking prior to *or pari passu* with the present hypothec, without the prior written consent of Ritchie or as otherwise provided for herein.

3. FUNDAMENTAL CONDITIONS

3.1 It shall be a fundamental condition of this Agreement, without which the Holdco and Ritchie would not have agreed to same, that the debentureholders of the Corporation agree in writing (1) to the creation of the movable hypothecs referred to herein and in a consulting agreement made between the parties on this same date (the "**Consulting Agreement**"), and that such hypothecs will rank *pari passu* in all respects with the deed of hypothec granted on April 18, 2008 by the Corporation to Bradley G. Griffith, as fondé de pouvoir for the debentureholders in order to secure the payment to such debentureholders of the 8% secured convertible debentures due December 31, 2017 and issued by the Corporation in the amount of US$1,002,600 on April 18, 2008; and (2) to delete section 3.1 of the Intercreditor Priority Agreement dated April 18, 2008 to allow the payments to Holdco and to Ritchie set forth herein and the payments set forth in the Consulting Agreement and the Marketing and Sales Assistance Agreement.

3.2 In the event the Corporation becomes insolvent within the meaning of *The Bankruptcy and Insolvency Act* and fails to pay any amount due hereunder or under the Consulting Agreement or an amount owed to the debentureholders and any party has advised the Corporation that it is in default with regard to such payment, no further amounts owing hereunder or under the Consulting Agreement or to the debentureholders will be paid to any party except on a dollar for dollar basis, until the default is cured or the parties hereto have reached a new agreement. If the assets of the Corporation are taken in payment by any party entitled to do so, each party shall have the right to become an undivided co-owner of those assets, proportionate to the amount of the debt owing to each party at the date of default. Any provisions of the Intercreditor Priority Agreement

dated April 18, 2008 and related agreements which contradict the present Section shall be amended accordingly.

4. PURCHASE OF SHARES

4.1 Upon default by the Corporation to remedy any default hereunder for a period of 10 days following written notice of same by Ritchie to the Corporation, in addition to any other rights they may have, each of Ritchie and Holdco shall have the right to require the Corporation or its nominee to purchase all shares in the capital stock of the Corporation owned directly or indirectly by Holdco or by Ritchie (and not less than all of the said shares) at a purchase price per share equal to the greater of:

(a)the average closing price of the shares on the OTC Bulletin Board or on any other exchange, alternative trading system (ATS), or quotation and trade reporting system (QTRS) over the previous thirty (30) day period plus fifteen percent (15%), or

(b)the book value of the shares as determined by the auditors of the Corporation, multiplied by the number of shares owned by the Holdco or by Ritchie, as the case may be.

4.2 If Ritchie or Holdco exercise their right to require the Corporation or its nominee to purchase all shares in the capital stock of the Corporation they own, the Corporation shall be obliged to complete the transactions of purchase and sale no later than sixty (60) days following the date of the delivery of a notice in writing from Ritchie or Holdco to the Corporation exercising such right to purchase.

4.3 The Corporation shall pay to the Holdco or to Ritchie an amount equal to the purchase price, determined in accordance with the provisions of this Article 4 for the shares owned by the Holdco or by the delivery of a certified cheque or banker's draft payable to or to the order of the Holdco or of Ritchie on the date of the purchase and sale.

4.4 The provisions of this Article 4 shall survive the termination of this Agreement for the periods described in Section 4.1 above.

5. ENTIRE AGREEMENT

5.1 This Agreement contains the entire agreement and understanding of the Parties relating to the subject matter contained herein and the Parties expressly understand and acknowledge that this Agreement supersedes all prior agreements, understandings, representations, assurances and warranties

between the Parties concerning the payment of amounts owed to Ritchie and Holdco.

5.2 Except for the covenants and obligations set forth herein or in the Consulting Agreement between Ritchie, Holdco and the Corporation entered into concurrently herewith, Ritchie and the Holdco (collectively the "Holdco Group") on the one hand, and the Corporation, on the other hand, do hereby grant to each other a full and final mutual release and forever acquit and discharge each other of and from: (i) all claims, actions, causes of action, suits, proceedings and demands of whatsoever nature, character or kind which the Holdco Group, on the one hand, and the Corporation, on the other hand, had, now has or hereafter can, shall or may have against each other as of the date hereof; (ii) all liabilities, contingent or otherwise, dues, debts, sums of money, bonuses, advantages, options and accounts of whatsoever nature, character or kind which were, are now or hereafter can, shall or may be owing as of the date hereof by the Holdco Group, on the one hand, and the Corporation, on the other hand, to each other; and (iii) all undertakings, covenants and obligations owed by the Holdco Group, on the one hand, and the Corporation, on the other hand, of whatsoever nature, character or kind, which have existed, now exist or hereafter can, shall or may exist as of the date hereof.

6. GENERAL PROVISIONS

6.1 The headings of all clauses in this Agreement are inserted for convenience of reference only and are not intended to affect the meaning or construction of the clauses.

6.2 This Agreement may be assigned by the Corporation to any successor company and shall be binding upon the successor company. The Corporation shall ensure that the successor company shall continue the provisions of this Agreement as if it were the original party. This Agreement may not be assigned by Holdco or by Ritchie.

6.3 This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein which apply to contracts made and to be performed entirely in Quebec. The Parties submit to the exclusive jurisdiction of the Courts of the Province of Quebec with respect to this Agreement.

6.4 No amendment, change or modification of this Agreement shall be valid unless in writing and duly signed by the Parties.

6.5 All notices, requests, documents, demands and other communications shall be in writing and shall be furnished to the Parties at the addresses first above written by way of personal delivery, telecopier or registered mail, prepaid return receipt

requested. Any such notice, request, document, demand or other communication, as the case may be, shall be deemed to be furnished, given or delivered, in the mode provided for above (i) when delivered, if delivered personally; (ii) the next business day after sending, if sent by telecopier; or (iii) when return receipt requested has been signed by the addressee and received by the addressor, if mailed by registered mail.

A Party may change its address for the purposes of this Agreement by giving notice in writing of such change to the other Party at its above address after which such changed address shall be effective for all purposes under this Agreement.

6.6 If any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

6.7 A Party may waive any breach or failure to enforce any of the terms or conditions of this Agreement, at any time, but such waiver shall not, in any way, affect or limit the right of such party to thereafter enforce or compel strict compliance with every term and condition of this Agreement.

6.8 The Parties agree to do and execute or cause to be made, done or executed all such further and other things, acts, deeds, documents and assignments as may be necessary or reasonably required to carry out the intent and purpose of this Agreement fully and effectually.

6.9 The Parties acknowledge that they have agreed that this Agreement and all documents under or in connection with this Agreement are to be prepared and executed in the English language only. Les parties aux présentes ont consenti à ce que la présente convention et tout document qui s'y rattache soient rédigés et souscrits en anglais seulement et s'en déclarent satisfaites.

IN WITNESS WHEREOF, this Agreement has been executed as of the day and year first above written.

JERART FINANCIAL SERVICES LIMITED

Per: ______________________________
Arthur G. Ritchie

SAND TECHNOLOGY INC.

Per: Thomas M. O'Donnell
Thomas M. O'Donnell

INTERVENTION

AND HERETO intervenes Bradley G. Griffith, in his capacity as fondé de pouvoir for the debentureholders, who acknowledges the present agreement and agrees to take all steps necessary to obtain the consents and to execute the amendments to the agreements, the whole as set forth in Sections 11.3 and 11.4 hereof.

Bradley G. Griffith

Bradley G. Griffith, as fondé de pouvoir for the debentureholders